Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011 and the

Prospectus Supplement dated September 19, 2011 — No. 1785

$5,000,000

The Goldman Sachs Group, Inc.

Callable Fixed Rate Medium-Term Notes, Series D, due 2027

We will pay you interest semi-annually on your notes at a rate of 4.125% per annum from and including November 16, 2012 to but excluding the stated maturity date (November 16, 2027). Interest will be paid on each May 16 and November 16. The first such payment will be made on May 16, 2013.

In addition, we may redeem the notes at our option, in whole but not in part, on each May 16, August 16, November 16 and February 16 on or after May 16, 2017, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date.

Original issue date:	November 16, 2012	Original issue price:	100% of the face amount
Underwriting discount:	1.65% of the face amount	Net proceeds to the issuer:	98.35% of the face amount

The original issue price set forth above does not include accrued interest, if any. Interest on the notes will accrue from November 16, 2012 and must be paid by the purchaser if the notes are delivered after November 16, 2012. The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated November 8, 2012.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no. 1785 dated November 8, 2012 (pricing supplement) and the accompanying prospectus dated September 19, 2011 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated September 19, 2011 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are part of a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Fixed Rate Medium-Term Notes, Series D, due 2027

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $5,000,000

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date: November 8, 2012

Original issue date: November 16, 2012

Stated maturity date: November 16, 2027

Interest rate: 4.125% per annum from and including November 16, 2012 to but excluding November 16, 2027

Original issue discount (OID): not applicable

Interest payment dates: November 16 and May 16 of each year, commencing on May 16, 2013 and ending on the stated maturity date

Regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment date may be adjusted under the applicable business day convention specified below)

Day count convention: 30/360 (ISDA)

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on each May 16, August 16, November 16 and February 16 on or after May 16, 2017, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 138 of the accompanying prospectus

CUSIP no.: 38141GHX5

ISIN no.: US38141GHX51

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman, Sachs & Co.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on each May 16, August 16, November 16 and February 16 on or after May 16, 2017, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

Please see the discussion under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue prices set forth on the cover page of this pricing supplement, and to certain securities dealers at such prices less a concession not in excess of 1.10% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on November 16, 2012, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$5,000,000

The Goldman Sachs Group, Inc.

Callable Fixed Rate

Medium-Term Notes, Series D,

due 2027

Goldman, Sachs & Co.